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PRESS RELEASE
For More Information, Call:
Richard J. Bakos; Chief Financial Officer        For Immediate Release
Phone: (617) 333-4007
                           MAXWELL SHOE COMPANY INC.
                     ANNOUNCES COMPLETION OF ACQUISITION OF
                     SAM & LIBBY TRADEMARKS AND TRADENAMES

Readville, MA-- August 20, 1996-- MAXWELL SHOE COMPANY INC. (NASDAQ: MAXS) today announced the completion of the acquisition by Maxwell Shoe from Sam & Libby, Inc. of all worldwide rights to Sam & Libby's trademarks and tradenames for $5.5 million, following approval of the terms of the transaction by the shareholders of Sam & Libby at a meeting held late last week.

Maxwell V. Blum, Chairman of the Board and Chief Executive Officer of Maxwell Shoe Company stated: "We are enthusiastic about the acquisition of the Sam & Libby brand names. The positive reaction from retailers regarding the acquisition which began earlier this summer has continued with the introduction of our product at the recent New York and Las Vegas Shoe Shows."

Mark J. Cocozza, President and Chief Operating Officer of Maxwell Shoe Company said: "We continue to believe that this acquisition will allow us to achieve our strategic objective of increasing our share of the casual and dress footwear market."

Maxwell Shoe Company Inc. design, develops and markets moderately priced casual and dress footwear for women under the Mootsies Tootsies brand name as well as for children under the Mootsies Kids brand name. The Company also designs, develops and markets "better" and "upper moderate" women's casual and dress footwear under the Jones New York and Jones New York Sport brand names.